METWOOD, INC.
819 NAFF RD
BOONES MILL VA 24065
******

March 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:     John Hartz, Esq.
Senior Assistant Chief Accountant

Re:       Metwood, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2005, filed September 29, 2005
File Number: 0-5391

Gentlemen:

Thank you for your comment letter dated March 6, 2006 (the "Comment Letter") with respect to the above-captioned annual report. This letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the fiscal year ended June 30, 2005

Item 8A. Controls and Procedures

1.
We note the disclosure that your Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective in alerting management on a timely basis to material information required to be disclosed in your reports filed under the Exchange Act. Confirm to us and revise future annual and quarterly filings to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. See Exchange Act Rule 13a-15(e). Alternatively you may disclose that your officers concluded that your disclosure controls and procedures are effective without subsequently defining disclosure controls and procedures.

Response:

We will revise our future annual and quarterly filings to clarify that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

Exhibits 31.1 and 31.2

2.
In reviewing your Form 10-KSB/A filed on October 20, 2005, we note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

Response:

The certifications in future filings will not include the title of such individual and the language will conform exactly to the applicable rules. Our certifying officers confirm that they are signing all of the certifications in their personal capacity.

Form 10-QSB for the quarterly period ended December 31, 2005

Item 3. Controls and Procedures

3.
Please tell us and revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Ensure that the language you utilize complies with Exchange Act Rule 13a-15(e). In addition, please note that the evaluation date should be the end of the applicable reporting period.

Response:

We will revise the future filings to address our officers' conclusion regarding the effectiveness of our disclosure controls and procedures in the proper language complying with Exchange Act Rule 13a-15(e). We will also revise the evaluation date in the future filings.

Exhibits 31.1 and 31.2

4.
We note that these certifications do not reflect the language required by Section 302 of Sarbanes-Oxley and our rules under that Section. Please ensure that in future filings your certification language conforms exactly to the applicable rules.

Response:

We will revise the certifications in the future filings to ensure that the language will conform exactly to the applicable rules under Section 302 of Sarbanes-Oxley.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Shawn Callahan
Shawn Callahan
Chief Financial Officer